Exhibit 77C

The Fund held its Annual General Meeting of Shareholders on March 3, 2005. Among the matters acted on at the Meeting, shareholders approved Amended and Restated Bye-Laws designed to enhance the Fund's corporate governance. The following table provides information concerning this matter voted on at the meeting.

--------------------------------------------------------------------------------
                        For            Against    Abstain    Total voting shares
--------------------------------------------------------------------------------
To consider and         7,845,484      39,431     52,927     9,600,000
approve the Amended
and Restated Bye-
Laws of the Fund
--------------------------------------------------------------------------------